UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President - Executive Officer / CFO

To whom it may concern:

May 15, 2008

Company:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	1-5-5, Otemachi, Chiyoda-ku, Tokyo
Code:	8411 (First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange)

Abolishment of the Retirement Allowances Program for Directors and Officers and Introduction

of Stock Compensation-type Stock Options (Stock Acquisition Rights)

Mizuho Financial Group, Inc. (the “Company”), Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd, have each resolved to propose at their respective ordinary general meeting of shareholders to be held in June 2008 that, as part of the revisions to their respective compensation programs for Directors and Officers, the retirement allowances program for Directors and Officers be abolished, and that, as an alternative to such program, stock compensation-type stock options be introduced for the purpose of allowing them to share in the benefits and risks associated with stock price changes with our shareholders and thereby further strengthen the Directors’ and Executive Officers’ motivation to contribute to increases in the share price and profits of the Company.

1.	Abolishment of Retirement Allowances Program for Directors and Officers

The respective retirement allowances program for Directors and Officers with respect to the Directors, Corporate Auditors and Executive Officers of each company is expected to be abolished at the close of the ordinary general meeting of shareholders of each company, scheduled to be held in June 2008. With respect to the amount of retirement allowances corresponding to the years of service up through the close of such ordinary general meeting of shareholders, a payment of a lump-sum retirement allowance is expected to be made at the time of retirement of each retiring Director or Officer. A proposal for the payment of lump-sum retirement allowances for the Directors and Corporate Auditors of each company will be made at the ordinary general meeting of shareholders of each company, scheduled to be held in June 2008.

2.	Introduction of Stock Compensation-type Stock Options (Stock Acquisition Rights)

In conjunction with the abolishment of the retirement allowances program for Directors and Officers, the Company will make allotments to the Directors (excluding the Outside Directors) and Executive Officers of each company of stock options under which the amount to be paid in per share that is to be issued or transferred upon the exercise of such stock acquisition rights shall be one (1) yen. With respect to the stock options to be granted to the Directors (excluding the Outside Directors), a proposal concerning stock option remuneration, etc, will be made at the ordinary general meeting of shareholders of each company scheduled to be held in June 2008. With respect to the shares to be issued or transferred upon the exercise of such stock acquisition rights, shares of treasury stock of the Company are expected to be allocated, in principle.

Details of the stock options (stock acquisition rights) to be issued to the Directors of the Company shall be as set forth in the attached Exhibit.

Mizuho Financial Group, Inc. Public Relations Office Corporate Communications Tel: +81-(0)3-5224-2026

This document is prepared in order to announce specific facts relating to the abolishment of the retirement allowances program for directors and officers and introduction of stock compensation-type stock options (stock acquisition rights) and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.

[Exhibit: Details of the Stock Options (Stock Acquisition Rights) to be Issued to the Directors (Excluding the Outside Directors) of the Company]

1.	Class and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

The class of shares to be issued or transferred upon the exercise of stock acquisition rights shall be shares of common stock of the Company.

The maximum number of shares to be issued or transferred upon the exercise of the stock acquisition rights that may be issued to the Directors (excluding the Outside Directors) within one (1) year after the date of each ordinary general meeting of shareholders shall be a total of 500 shares per year. In the event that the number of shares to be issued or transferred upon the exercise of each stock acquisition right (the “Number of Granted Shares”) is adjusted, the total number of shares to be issued or transferred upon the exercise of the stock acquisition rights, that may be issued to the Directors (excluding the Outside Directors) within one (1) year after the date of each ordinary general meeting of shareholders shall not exceed the number obtained by multiplying the Number of Granted Shares after adjustment by the maximum number of stock acquisition rights allotted to the Directors (excluding the Outside Directors), as described in 2. below.

The Number of Granted Shares shall be one (1) share of common stock of the Company.

In the event that the Company conducts a stock split, an allotment of shares without consideration or an allotment of shares or fractions of a share without consideration, or the Company consolidates the shares of common stock of the Company, the Number of Granted Shares shall be adjusted in accordance with the following formula and any fraction less than one (1) share resulting from the adjustment shall be disregarded:

Ratio of stock split, allotment of shares without
Number of		Number of		consideration or allotment
Granted Shares	=	Granted Shares	x	of shares or fractions of a
after adjustment		before adjustment		share without consideration, or stock consolidation

Furthermore, if the Company conducts any mergers or corporate splits, or if any other events occur that require an adjustment of the Number of Granted Shares in a manner similar to such events, the Company may appropriately adjust the Number of Granted Shares to a reasonable extent.

2.	Aggregate Number of Stock Acquisition Rights

The number of stock acquisition rights which shall be allotted to the Directors (excluding the Outside Directors) within one (1) year after the date of each ordinary general meeting of shareholders shall not exceed a total of 500 per year.

3.	Amount to be Paid upon Allotment of Stock Acquisition Rights

The amount to be paid upon allotment of one (1) stock acquisition right shall be an amount determined by the Board of Directors of the Company based on the fair value of such stock acquisition right, which shall be calculated in accordance with a fair calculation method, such as the Black-Scholes model, upon allotment of such stock acquisition right.

4.	Amount of Assets to be Contributed upon Exercise of Stock Acquisition Rights

The amount of assets to be contributed upon the exercise of each stock acquisition right shall be an amount obtained by multiplying the amount to be paid in per share to be issued or transferred upon the exercise of such stock acquisition right (which shall be one (1) yen), by the Number of Granted Shares.

5.	Period During which Stock Acquisition Rights May be Exercised

The period during which the stock acquisition rights may be exercised shall be determined by the Board of Directors of the Company to begin no earlier than the date of the allotment of such stock acquisition rights and end no later than 20 years from such date.

6.	Restrictions on the Acquisition of Stock Acquisition Rights Through Transfer

The acquisition of stock acquisition rights through transfer shall require the approval by a resolution of the Board of Directors of the Company.

7.	Other Conditions for the Exercise of Stock Acquisition Rights

Other conditions for the exercise of stock acquisition rights, including the condition that any Director (excluding the Outside Directors) of the Company who is a holder of stock acquisition rights may exercise such stock acquisition rights on or after the time when such holder ceases to be a Director of the Company, shall be determined by the Board of Directors of the Company when the terms and conditions of offering the stock acquisition rights and other matters are determined.